MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

April 29, 2014

Ms. Wray and Mr. Shuman

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Amendment No.6 to Registration Statement on Form S-1

       Filed on April 2, 2014

       File No. 333-190726

Dear Ms. Wray and Mr. Shuman:

Further to your phone conversation with W. Scott Lawler on April 22, 2014 concerning the deficiencies in Amendment No. 6 to Registration Statement on Form S-1 filed on April 2, 2014 we filed an updated consent from our auditors as requested.

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666, e-mail address  WSL@boothudall.com

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director